September 11, 2009

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention:  Jay Knight

Re:          HSW International, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
File No. 001-33720

Ladies and Gentlemen:

We write this letter on behalf of our client HSW International, Inc. in response to the comment of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as conveyed to the undersigned by Jay Knight of the Staff via telephone on September 9, 2009, following up on comments set forth in the Staff’s letter dated August 17, 2009.  The September 9th comment is repeated below in italics for ease of reference.

The concentration of our stock ownership. . ., page 15

1.
Following up on our prior comment #2, we think your response is still a little unclear.  Specifically, the second prong or bullet point doesn’t apply to proposals made under rule 14a-8.  Please revise further to clarify that this deadline provision in your bylaws does not pertain to shareholder proposals submitted pursuant to rule 14a-8.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 11, 2009

In future filings, HSWI will add a new bullet and revise the last bullet to clarify this point.  The new and revised bullets would read:

•
“SEC Rule 14a-8 requires that we receive notice of stockholder proposals at least 120 days prior to the date of our proxy statement for the previous year’s annual meeting or we do not have to include them in our proxy materials; and

•
for stockholder proposals not requested to be included in our proxy materials under Rule 14a-8, we require advance notice of not less than 60 nor more than 90 days prior to the meeting for the proposal to be introduced and considered.”

*     *     *     *     *     *     *     *

On behalf of HSW International, we respectfully submit that the foregoing is appropriately responsive to the comment of the Staff.  In addition, please see the requested Tandy representations from HSWI attached hereto.

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:          Henry N. Adorno
Shawn G. Meredith
Bradley T. Zimmer, Esq.

September 11, 2009

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention:  Jay Knight

Re:           HSW International, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
File No. 001-33720

Ladies and Gentlemen:

In connection with responding to the comment of the Staff of the Securities and Exchange Commission with respect of the above-captioned filing as conveyed verbally to our counsel, Donald R. Reynolds of Wyrick Robbins Yates & Ponton LLP by Jay Knight of the Staff on September 9, 2009, HSW International hereby acknowledges that:

•	HSW International is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	HSW International may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HSW INTERNATIONAL, INC.

By: /s/ Bradley T. Zimmer
       Bradley T. Zimmer
       General Counsel